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Exhibit 1.2


        FIRST AMENDMENT OF AMENDED AND RESTATED ASSET PURCHASE AGREEMENT


This First Amendment, effective this 26th day of October, 1999, is by and between PH Group Inc., an Ohio corporation ("PH Group"), and Vertech Systems, LLC, a Delaware limited liability company ("Vertech"), and hereby amends that certain Amended and Restated Asset Purchase Agreement between PH Group and Vertech dated April 1, 1999 (the "Agreement").

1. DEFERRED PAYMENT NOTE. The $350,000 Term Promissory Note dated April 1, 1999, is hereby extinguished in its entirety and shall be replaced with an additional 5% royalty under Section 3.3 of the Agreement on machines sold beginning with the Mid Guard machine. The maximum amount payable under this additional royalty shall be $350,000 plus 10% interest. The interest shall be retroactive to April 1, 1999. Calculations will be made upon each payment made as to interest and principal.

2. SECURED ACQUIRED ASSETS PROMISSORY NOTE. The $650,000 Secured Acquired Assets Promissory Note dated April 1, 1999 is hereby modified to restructure the note as a 60-month note due in 36 months with a rate of 11.25%. A copy of the modified amortization schedule is attached. Future payments under the Secured Acquired Assets Promissory Note shall be made by PH Group to the personal account of Michael K. Noggle, account #xxxx-xxxxxx. Michael K. Noggle will make the payments into the Vertech account to enable Vertech to continue to satisfy Vertech's obligations to Wells Fargo. PH shall use 10% of the net proceeds of any equity investment in PH to pay down the principal of the Secured Acquired Assets Promissory Note.

3. STOCK ISSUANCE. PH Group will issue 25,000 shares of the common stock of PH Group to "The Michael K. Noggle Family Trust, dated February 2, 1990." These shares will be restricted shares and will have a minimum hold time of 2 years and a minimum put price of $1.00 and may only be resold in compliance with law. Except as otherwise provided herein, no interest in the stock may be given, sold, pledged, assigned, or otherwise transferred, voluntarily or involuntarily. Vertech and Michael K. Noggle understand that the stock will not be registered under the Securities Act of 1933 (the "Securities Act") on the ground that such issuance would be exempt from registration under the Securities Act pursuant to
Section 4(2) thereof and may only be sold pursuant to an effective registration statement or an exemption therefrom.

4. WARRANTY WORK. Deductions for repairs to field machines produced by Vertech will come from EBIT first and then Royalty payments due under the Agreement in the absence of, or insufficient, EBIT.

5. SUBORDINATION. Vertech hereby agrees to subordinate all indebtedness owed by PH Group to Vertech under the Agreement and to execute such documents as PH Group's lender feels is necessary to evidence such subordination. Vertech shall maintain its first lien position on PH Group assets acquired from Vertech until the Secured Acquired Assets Promissory Note is paid off.

6. PROPERTY TAXES. PH Group agrees to pay 1999 property taxes to be billed in the year 2000 in an amount totaling $6,375.


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7.      GENERAL. Terms not otherwise defined herein shall have the same meanings as in the Agreement. The parties agree to take such reasonable steps and execute and deliver promptly such other and further documents as may be necessary, appropriate or reasonably requested to cause the terms and conditions contained herein to be further clarified and/or carried into effect.


VERTECH SYSTEMS, LLC                           PH GROUP INC.


By: /s/ Michael K. Noggle                      By: /s/ Charles T. Sherman
    ---------------------------------              ------------------------
10/27/99
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    Michael K. Noggle         Date                 Charles T. Sherman
        Date





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